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                               November 7, 2023

       Surendra Ajjarapu
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 23,
2023
                                                            File No. 333-274519

       Dear Surendra Ajjarapu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       What equity stake will current Semper Paratus shareholders and current equityholders of
       Tevogen hold in New Tevogen..., page 15

   1. As requested by prior comment 4, please revise the table to disclose all possible sources and extent of dilution
that shareholders who elect not to redeem their shares may
                                                        experience in
connection with the business combination. We note, for example, the
                                                        Tevogen Convertible
Notes will be assumed by Semper Paratus and will convert into shares of New Tevogen
Common Stock on the Closing Date. Once you have included all possible sources of
dilution, please ensure the percentages in your table are reconcilable to your other disclosure
regarding the share ownership percentages in New Tevogen such as the percentages
disclosed in the second paragraph on page iii.
   2. Please revise to clarify if the source of the RSUs disclosed in footnote 7 to the table is the restricted stock units
being awarded to Dr. Saadi as disclosed in the third bullet point on
 Surendra Ajjarapu
FirstName LastNameSurendra   Ajjarapu
Semper Paratus Acquisition Corporation
Comapany 7,
November  NameSemper
             2023       Paratus Acquisition Corporation
November
Page 2    7, 2023 Page 2
FirstName LastName
         page 50 or otherwise include these in the table.
3. As requested by prior comment 5, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Background of the Business Combination, page 157

4. We note your response to our prior comment 13 and reissue. Please revise this section to disclose why Semper Paratus modified its valuation and how it factored the valuation report into its analysis. With regard to your disclosure that Semper reviewed Tevogen's valuation which was for purposes of Section 409A of the Internal Revenue Code, please explain the purpose of that valuation report and why Semper found that valuation report useful for its valuation purposes with respect to the business combination.
Projected Financial Information, page 168

5. Please address the following related to your projected financial information:

                Revise to provide a probability adjusted projection to balance your current disclosure.
              In this regard, we note that in respond to our prior comment 14, you disclosed on
              page 164 that Mentor adjusted Tevogen   s forecast for the
probability of clinical
              success from Phase II through final FDA approval, which resulted in a combined success rate of 22.8%.
                Explain to us why you present the projections starting with the launch year 2025 without also presenting the costs expected to be invested in the business in the years leading up to FDA approval. Revise to properly balance your presentation or specifically explain how you determined omitting such expected and necessary costs to achieve commercialization is not prohibitively unbalanced.
                We note on page 167 that the projections for Tevogen   s
business are based on
              established trends, taking into account organizational costs of developing TVGN 489 and the likelihood that Tevogen has another approved product on the market in the next three years. Revise to clarify whether you are referring to the Long COVID treatment or, if not, what the other products are to which you are referring.
                Revise to disclose more prominently the limitations on the usefulness of the projections given there is no guarantee that the products will achieve FDA approval or commercialization, and the inherent inaccuracy of any estimates of costs to be incurred to achieve regulatory approval.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022
Pro forma weighted average shares outstanding, page 225

6. We note your response to our prior comment 25 and the revisions made related to the
 Surendra Ajjarapu
Semper Paratus Acquisition Corporation
November 7, 2023
Page 3
      potentially dilutive equity instruments. However, considering the 10% significant potential dilution effect, please revise to disclose, anywhere dilutive equity instruments are presented, the potential issuance of such equity awards. Revise future filings to also disclose the specific terms of the instruments when finalized. Redemption of public shares and Liquidation if No Business Combination, page 231

7. We note your revised disclosure in response to prior comment 27 that you expect that all costs and expenses associated with implementing your plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $25.7 million of proceeds held inside the Trust Account as of June 30,
      2023. Please tell us how this disclosure reconciles to the disclosure in your IPO S-1 under the heading "Redemption of public shares and distribution and liquidation if no initial business combination."
       Please contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameSurendra Ajjarapu
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Life Sciences
November 7, 2023 Page 3
cc:       Andrew M. Tucker, Esq.
FirstName LastName